Filed By: NTS-Properties VI, a Maryland Limited Partnership
Pursuant to Rule 425 under the Securities Act of 1933
Subject Companies: NTS-Properties III, NTS-Properties IV,
NTS-Properties V; NTS Properties VI and NTS-Properties VII
Commission File Nos. 0-11176, 0-11655, 0-13400, 0-14695; 0-17589

        On August 13, 2004, NTS Realty Holdings Limited Partnership (“NTS Realty”) filed Amendment No. 2 to Form S-4, which includes a joint consent solicitation statement/prospectus, with the Securities and Exchange Commission to seek approval of the merger of NTS-Properties III, NTS-Properties IV, NTS-Properties V, NTS-Properties VI and NTS-Properties VII, Ltd. (the “Partnerships”) into NTS Realty. The general partners of the Partnerships agreed to pursue a merger of the Partnerships in the Stipulation and Agreement of Settlement (the “Settlement Agreement”) that was jointly filed by the general partners, along with certain of their affiliates, with the class of plaintiffs in the action captioned Buchanan et al. v. NTS-Properties Associates V, et al. (Case No. C 01-05090). On May 6, 2004, the Superior Court of the State of California for the County of Contra Costa approved the Settlement Agreement as fair, reasonable and adequate, and in the best interests of the class of plaintiffs.

        NTS Realty filed the original Form S-4 on February 4, 2004 and Amendment No. 1 on June 18, 2004.

        This announcement is not an offer to purchase, a solicitation of an offer to sell or the solicitation of a proxy to vote, any of the limited partner interests of the Partnerships or of NTS Realty. The limited partnership units of NTS Realty, which will be issued if the merger is approved and completed, have not been registered under the Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the registration requirement.

Forward Looking Information

        This filing may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. These risks and uncertainties include, but are not limited to, court and other regulatory approval of the proposed merger and the ability to successfully integrate each of the acquired Partnerships, as well as general risks and uncertainties associated with owning real estate. For a discussion of some of these potential risks and uncertainties, please refer to the annual and quarterly reports filed by each of the Partnerships with the Securities and Exchange Commission. The Partnerships do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.